U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission file number:   333-98233

PARAMOUNT ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if Applicable))

500, 630 – 4th Avenue, S.W., Calgary, Alberta, Canada  T2P 0J9
(403) 269-4400
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101;  (206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act. Trust Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  Trust Units

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes [  ]   No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [  ]

.

FORM 40-F

Principal Documents

The documents filed or incorporated by reference as Exhibits 99.1 through 99.93, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Paramount Energy Trust (the “Trust”), since January 1, 2005, (i) made or was required to make public pursuant to the law of Alberta or Canada, (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.  All required reconciliations of financial statements to United States GAAP are included in such documents.

Description of Trust Units

A description of the Trust’s Trust Units is included in the Trust’s Amended Annual Information Form for the fiscal year ended December 31, 2005, included in the Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as amended, filed herewith as Exhibit 99.2.

Off-Balance Sheet Arrangements

The Trust has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Trust’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  For a discussion of the Trust’s other off-balance sheet arrangements, please read Notes 11 and 12 to the Trust’s audited consolidated annual financial statements for the year ended December 31, 2005 attached as Exhibit 99.2 to the Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, as amended, filed herewith as Exhibit 99.8.

Tabular Disclosure of Contractual Obligations.

	Payments Due By Period (in millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank and Other Debt	$168.1	$162.4	$0.8	$0.9	$4.0
Convertible Debentures	$64.9	—	—	$64.9	—
Total	$233.0	$162.4	$0.8	$65.8	$4.0

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking.

The Trust undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process.

The Trust has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Trust shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 27, 2006.

PARAMOUNT ENERGY TRUST
by its administrator, Paramount Energy Operating Corp.

By: “signed”

Name:  Cameron R. Sebastian

Title:

Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1

Revised Annual Information Form for the year ended December 31, 2004 (incorporated by reference to Exhibit 99.1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2004, as amended, filed with the SEC on March 23, 2006)

99.2

Amended Annual Information Form for the year ended December 31, 2005 (incorporated by reference to Exhibit 99.1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2005, as amended, filed with the SEC on March 29, 2006)

99.3	2004 Annual Report (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 21, 2006)
99.4	2005 Annual Report (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 20, 2006)
99.5

Amended Management’s Discussion and Analysis for the year ended December 31, 2004 (incorporated by reference to Exhibit 99.4 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2004, as amended, filed with the SEC on March 23, 2006)

99.6

Amended Management’s Discussion and Analysis for the year ended December 31, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2005, as amended, filed with the SEC on March 29, 2006)

99.7

Amended Audited Annual Consolidated Financial Statements for the years ended December 31, 2004 and 2003 (incorporated by reference to Exhibit 99.2 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2004, as amended, filed with the SEC on March 23, 2006)

99.8

Audited Annual Consolidated Financial Statements for the years ended December 31, 2005 and 2004 (including U.S. GAAP reconciliation) (incorporated by reference to Exhibit 99.2 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2005, as amended, filed with the SEC on March 24, 2006)

99.9

Amended U.S. GAAP reconciliation of Audited Annual Consolidated Financial Statements for the years ended December 31, 2004 and 2003 (incorporated by reference to Exhibit 99.3 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2004, as amended, filed with the SEC on March 23, 2006)

99.10

Revised Management Information Circular and Proxy Statement, dated March 28, 2005, in connection with the Annual Meeting of Unitholders held on May 9, 2005 (incorporated by reference to Exhibit 99.5 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2004, as amended, filed with the SEC on March 23, 2006)

99.11

Management Information Circular and Proxy Statement, dated March 21, 2006, in connection with the Annual Meeting of Unitholders to be held on May 11, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 20, 2006)

99.12	Business Acquisition Report, dated June 21, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 3, 2006)
99.13

CEO Certification of Annual Filings for the year ended December 31, 2004 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.14

CFO Certification of amended Annual Filings for the year ended December 31, 2004 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.15

CEO Certification of amended Annual Filings for the year ended December 31, 2005 (incorporated by reference to Exhibit 99.5 to the Trust’s Annual Report on Form 40-F/A for the year ended December 31, 2005, as amended, filed with the SEC on March 28, 2006)

99.16

CFO Certification of amended Annual Filings for the year ended December 31, 2005 (incorporated by reference to Exhibit 99.6 to the Trust’s Annual Report on Form 40-F/A for the year ended December 31, 2005, as amended, filed with the SEC on March 28, 2006)

99.17

CEO Certification of amended Interim Filings for the quarter ended March 31, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.18

CFO Certification of amended Interim Filings for the quarter ended March 31, 2005 (incorporated by reference to Exhibit 99.4 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.19

CEO Certification of amended Interim Filings for the quarter ended June 30, 2005 (incorporated by reference to Exhibit 99.5 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.20

CFO Certification of amended Interim Filings for the quarter ended June 30, 2005 (incorporated by reference to Exhibit 99.6 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.21

CEO Certification of amended Interim Filings for the quarter ended September 30, 2005 (incorporated by reference to Exhibit 99.7 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.22

CFO Certification of amended Interim Filings for the quarter ended September 30, 2005 (incorporated by reference to Exhibit 99.8 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 15, 2006)

99.23

Amended interim financial statements for the quarter ended March 31, 2005 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 23, 2006)

99.24

Amended interim financial statements for the quarter ended June 30, 2005 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 23, 2006)

99.25

Amended interim financial statements for the quarter ended September 30, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 23, 2006)

99.26	Management’s Discussion and Analysis for the quarter ended March 31, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 16, 2005)
99.27	Management’s Discussion and Analysis for the quarter ended June 30, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 15, 2005)
99.28	Management’s Discussion and Analysis for the quarter ended September 30, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on November 15, 2005)
99.29	Royalty Agreement, dated effective as of July 1, 2002 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)
99.30

Royalty Amending Agreement, dated January 1, 2005, effective as of July 1, 2002 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 23, 2006)

99.31	Material change report, dated January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 3, 2006)
99.32	Material change report, dated January 18, 2005 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 3, 2006)
99.33	Material change report, dated March 23, 2005 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.34	Material change report, dated May 17, 2005 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.35	Material change report, dated December 23, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on December 30, 2005)

99.36	Material change report, dated March 15, 2006 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 20, 2006)
99.37	Report of Voting Results from Annual Meeting of Unitholders held on May 9, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 12, 2005)
99.38	News release, dated January 4, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on January 4, 2005)
99.39	News release, dated January 18, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on January 20, 2005)
99.40	News release, dated February 16, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on February 16, 2005)
99.41	News release, dated February 16, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.42	News release, dated February 25, 2005 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 21, 2006)
99.43	News release, dated March 1, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 1, 2005)
99.44	News release, dated March 18, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 21, 2005)
99.45	News release, dated March 23, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 24, 2005)
99.46	News release, dated March 24, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 25, 2005)
99.47	News release, dated March 28, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 21, 2006)
99.48	News release, dated April 20, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 21, 2005)
99.49	News release, dated April 26, 2005 (incorporated by reference to Exhibit 99.4 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.50	News release, dated May 9, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 10, 2005)

99.51	News release, dated May 17, 2005 (incorporated by reference to Exhibit 99.5 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.52	News release, dated June 21, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 21, 2005)
99.53	News release, dated July 19, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on July 19, 2005)
99.54	News release, dated August 8, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 10, 2005)
99.55	News release, dated August 18, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 19, 2005)
99.56	News release, dated September 21, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on September 22, 2005)
99.57	News release, dated October 20, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on October 24, 2005)
99.58	News release, dated November 10, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on November 14, 2005)
99.59	News release, dated November 11, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on November 14, 2005)
99.60	News release, dated November 18, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on November 21, 2005)
99.61	News release, dated December 16, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on December 19, 2005)
99.62	News release, dated December 23, 2005 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on December 30, 2005)
99.63	News release, dated January 20, 2006 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on January 23, 2006)
99.64	News release, dated February 16, 2006 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on February 17, 2006)

99.65	News release, dated February 16, 2006 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on February 17, 2006)
99.66	News release, dated February 24, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on February 27, 2006)
99.67	News release, dated March 1, 2006 (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 2, 2006)
99.68	News release, dated March 14, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 16, 2006)
99.69	News release, dated March 15, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 20, 2006)
99.70	News release, dated March 21, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on March 22, 2006)
99.71	News release, dated March 24, 2006 (incorporated by reference to Exhibit 99.6 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 16, 2006)
99.72	News release, dated April 6, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 6, 2006)
99.73	News release, dated April 17, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 18, 2006)
99.74	Underwriting agreement, dated March 23, (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 8, 2006)
99.75	Underwriting agreement, dated March 15, 2006 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 8, 2006)
99.76	Paramount Energy Trust First Amended and Restated Trust Indenture (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)
99.77

Paramount Operating Trust First Amended and Restated Trust Indenture (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)

99.78	DRIP Services Agreement (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 14, 2006)

99.79	Revised Unit Incentive Plan (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 1, 2006)
99.80	Bonus Rights Plan (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 1, 2006)
99.81	Share Purchase Agreement, dated March 23, 2005 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 8, 2006)
99.82	Code of Business Conduct Policy (incorporated by reference to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on August 15, 2005)
99.83

First Supplemental Trust Indenture, dated as of April 26, 2005 (with respect to debentures) (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 14, 2006)

99.84	Subscription Receipt Agreement, dated as of April 26, 2005 (incorporated by reference to Exhibit 99.3 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on June 14, 2006)
99.85	Voting Results for Annual General and Special Meeting (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 24, 2006)
99.86	Interim financial statements for the quarter ended March 31, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)
99.87

Management’s Discussion and Analysis for the quarter ended March 31, 2006 (incorporated by reference to Exhibit 99.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)

99.88

CEO Certification of Interim Filings for the quarter ended March 31, 2006 (incorporated by reference to Exhibit 32.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)

99.89

CFO Certification of Interim Filings for the quarter ended March 31, 2006 (incorporated by reference to Exhibit 32.2 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)

99.90	News Release dated May 17, 2006 (incorporated by reference to Exhibit 99.1 to the Trust’s Report of Foreign Issuer on Form 6-K furnished to the SEC on May 17, 2006)
99.91	Consent of KPMG LLP
99.92	Consent of McDaniel & Associates Consultants Ltd.
99.93	Business Acquisition Report, dated June 21, 2005, including reconciliation of financial statements included therein to United States GAAP.